On April 3, 2006, the assets of Bailard
Cognitive Value Fund, Bailard
Enhanced Growth Fund and Bailard
International Equity Fund were acquired by HighMark Cognitive Value Fund, HighMark
Enhanced Growth Fund and HighMark
International Opportunities Fund,
respectively. The independent registered public accounting firm for HighMark Funds is Deloitte & Touche LLP.